Exhibit 99.2

NICE Actimize Announces Financial Crime Risk Management Roadshow
Discussing FRAML in the Era of Generative AI

Roundtable discussions will address technology trends influencing financial institutions' long-term planning, including the impact of instant payments on Fraud and AML

Hoboken, N.J., September 11, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced the launch of its informative Financial Crime & Compliance Risk Management Roadshow that will travel across five key U.S. cities throughout the fall season. Major highlights of the event will be focused on FRAML, the impact of real-time payments, and Next Gen AI trends and solutions being launched in the market today.

Highlighting key industry trends and critical issues in fraud and anti-money laundering, these forums will kick off on September 12 in Dallas and conclude in Chicago on November 2. Other cities included on the tour will be Boston, San Francisco and New York. To sign up for one of these complimentary events, financial institutions can click on the registration page here and review the full agenda, the list of participating locations, and dates.

In addition to its focus on FRAML, the event will also target additional topics of interest for financial institutions of all sizes and types, including community banks and credit unions. Among these topics are the FedNow’ Service launch of Instant Payments and its influence on Fraud and AML, as well as the impact of scammers on financial institutions as concerns of bank liability and other challenges loom. Technology trends influencing financial institutions' long-term planning and decision-making, including artificial intelligence and Generative AI, will also be core to the event’s sessions.

“Providing an opportunity to network with peers and subject matter experts, our industry-leading events will explore the ways that NICE Actimize’s AI-infused solutions provide a pathway to success,” said Craig Costigan, CEO, NICE Actimize. “NICE Actimize’s fraud and anti-money laundering roundtables will address today’s challenges while helping financial institutions plan effective strategies for the future.”

Among the Roadshow’s featured speakers will be NICE Actimize’s subject matter experts and renowned thought leaders from the industry, including Ken Palla, Palla Consulting, and Eric Tran-Le, Vice President, Head of Premier, NICE Actimize.  Additional speakers will be scheduled in the coming weeks ahead, with Microsoft and Federal Reserve Financial Services scheduled for New York and Boston appearances.

Financial institutions can click here for further information and to register for NICE Actimize’s Financial Crime event at selected cities.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com
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Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.